UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-40010

Pharvaris N.V.

(Translation of registrant’s name into English)

J.H. Oortweg 21

2333 CH Leiden
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Report on Form 6-K/A (“Form 6-K/A”) is being filed to amend the Report on Form 6-K (Film No. 22912115) initially filed by Pharvaris N.V. (the “Company”) with the Securities and Exchange Commission on May 11, 2022 (the “Original Form 6-K”). The Company is filing this Form 6-K/A solely to correct the registration number of the registration statement on Form F-3 referenced in the Original Form 6-K. Exhibits 99.2 and 99.3 to the Original Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-263198) and Form S-8 (Registration Number 333-252897) of the Company and to be a part thereof from the date on which the Original Form 6-K was filed, to the extent not superseded by documents or reports subsequently filed or furnished. Except as so amended, the Original Form 6-K remains as originally filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARVARIS N.V.

Date: July 1, 2022	By:	/s/ Berndt Modig
	Name:	Berndt Modig
	Title:	Chief Executive Officer

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